# Dreyfus Premier Core Value Fund

Seeks long-term capital growth by investing in large-cap value stocks

**PROSPECTUS** May 1, 2003
As revised, March 11, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

# Contents

## For More Information

*See back cover.*

## The Fund

### Dreyfus Premier Core Value Fund

| Ticker Symbols | |
| --- | --- |
| | **Class A: DCVIX** |
| | **Class B: DBCVX** |
| | **Class C: DCVCX** |
| | **Class R: DTCRX** |
| | **Class T: DCVTX** |
| **Institutional shares: DCVFX** | |



### GOAL/APPROACH

The fund seeks long-term capital growth as a primary objective, with current income as a secondary objective. These objectives may be changed without shareholder approval. To pursue its goals, the fund normally invests at least 80% of its assets in equity securities. The fund focuses on stocks of large-cap value companies (market capitalizations of $1 billion and above). The fund invests mainly in the stocks of U.S. issuers; it limits its foreign stock holdings to 20% of the value of its total assets. The fund's equity investments may include common stocks, preferred stocks and securities convertible into common stocks, including those issued in initial public offerings (IPOs).

In choosing stocks, the portfolio manager focuses on individual stock selection (a "bottom-up" approach) rather than forecasting stock market trends (a "top-down" approach), and looks for value companies. A three-step value screening process is used to select stocks:

- **value:** quantitative screens track traditional measures such as price-to-earnings, price-to-book and price-to-sales ratios; these ratios are analyzed and compared against the market
- **sound business fundamentals:** a company's balance sheet and income data are examined to determine the company's financial history
- **positive business momentum:** a company's earnings and forecast changes are analyzed and sales and earnings trends are reviewed to determine its financial condition

The fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or falls short of the manager's expectations.

The fund may, but is not required to, use derivatives, such as options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

### Concepts to understand

**Value companies:** companies that appear undervalued in terms of price relative to other financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.

**Large-cap companies:** established companies that are considered "known quantities." Large-cap companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.



## MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Value stock risk.* Value stocks involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Each of these risks could increase the fund's volatility.

- *Market sector risk.* The fund may overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

## Other potential risks

The fund may purchase securities of companies in IPOs. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its primary investment objective.

The fund may invest in derivative securities, such as options. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



## PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the fund's share classes to those of the Standard & Poor's 500/BARRA Value Index (S&P 500/BARRA Value), a broad measure of the performance of the stocks in the S&P 500 Index with the lowest price-to-book ratios. The returns shown in the table reflect any applicable sales load. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

### Average annual total returns *as of 12/31/02*

| Share class/ inception date | 1 Year | 5 Years | 10 Years | Since inception |
|---|---|---|---|---|
| **Class A** (2/6/47) *returns before taxes* | -28.72% | -0.92% | 8.69% | – |
| **Class A** *returns after taxes on distributions* | -28.83% | -2.78% | 5.41% | – |
| **Class A** *returns after taxes on distributions and sale of fund shares* | -17.63% | -1.07% | 6.04% | – |
| **Class B** (1/16/98) *returns before taxes* | -27.92% | – | – | -0.05% |
| **Class C** (1/16/98) *returns before taxes* | -25.70% | – | – | 0.25% |
| **Class R** (8/4/94) *returns before taxes* | -24.18% | 0.46% | – | 9.09% |
| **Class T** (8/16/99) *returns before taxes* | -27.93% | – | – | -6.51% |
| **Institutional shares** (2/1/93) *returns before taxes* | -24.28% | 0.37% | – | 9.32% |
| **S&P 500/ BARRA Value** *reflects no deduction for fees, expenses or taxes* | -20.85% | -0.85% | 9.39% | 9.17%* |

*\* Based on the life of Institutional shares. For comparative purposes, the value of the index on 1/31/93 is used as the beginning value on 2/1/93.*

### What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goals, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

### Year-by-year total returns *as of 12/31 each year (%)*
**Class A shares**



| | |
|---|---|
| Best Quarter: | Q2 '97 | +15.28% |
| Worst Quarter: | Q3 '02 | -18.96% |



## EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

### Fee table

| | Class A | Class B | Class C | Class R | Class T | Institutional shares |
|---|---|---|---|---|---|---|
| **Shareholder transaction fees** *(fees paid from your account)* | | | | | | |
| Maximum front-end sales charge on purchases | | | | | | |
| *% of offering price* | 5.75 | none | none | none | 4.50 | none |
| Maximum contingent deferred sales charge (CDSC) | | | | | | |
| *% of purchase or sale price, whichever is less* | none* | 4.00 | 1.00 | none | none* | none |
| **Annual fund operating expenses** *(expenses paid from fund assets)* | | | | | | |
| *% of average daily net assets* | | | | | | |
| Management fees | .90 | .90 | .90 | .90 | .90 | .90 |
| Rule 12b-1 fee | .25 | 1.00 | 1.00 | none | .50 | .15 |
| Other expenses | .00 | .00 | .00 | .00 | .00 | .00 |
| **Total** | 1.15 | 1.90 | 1.90 | .90 | 1.40 | 1.05 |

*\* Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

### Expense example

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class A** | $685 | $919 | $1,172 | $1,892 |
| **Class B** | | | | |
| *with redemption* | $593 | $897 | $1,226 | $1,848** |
| *without redemption* | $193 | $597 | $1,026 | $1,848** |
| **Class C** | | | | |
| *with redemption* | $293 | $597 | $1,026 | $2,222 |
| *without redemption* | $193 | $597 | $1,026 | $2,222 |
| **Class R** | $92 | $287 | $498 | $1,108 |
| **Class T** | $586 | $873 | $1,181 | $2,054 |
| **Institutional shares** | $107 | $334 | $579 | $1,283 |

*\*\* Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

### Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

**Rule 12b-1 fee:** the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



## MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $166 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.90% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $3.5 trillion of assets under management, administration or custody, including approximately $657 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

On or about March 30, 2004, subject to regulatory approval, Mellon Bank, N.A., a wholly owned subsidiary of Mellon Financial and the current parent company of Dreyfus, will transfer its entire interest in Dreyfus, including Dreyfus Service Corporation (the fund's distributor) and all of Dreyfus' other direct and indirect subsidiaries, to Mellon Financial. The reorganization will not result in a change in the control or management of Dreyfus under the Investment Advisers Act of 1940, as amended, or the Investment Company Act of 1940, as amended (the 1940 Act); Dreyfus is merely becoming a direct, rather than indirect, wholly owned subsidiary of Mellon Financial. The reorganization is part of a larger reorganization of Mellon Financial that is expected to increase organizational synergies and create a more efficient capital structure throughout the organization.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund is managed by Valerie J. Sill. Ms. Sill is a portfolio manager of Dreyfus and senior vice president of The Boston Company Asset Management, Inc. (TBCAM), an affiliate of Dreyfus. She is also a member of the equity policy group of TBCAM. She previously served as director of equity research and as an equity research analyst for TBCAM. She has been employed by Dreyfus as a portfolio manager of the fund since February 1996 and has been the primary portfolio manager of the fund since May 1999.

The fund, Dreyfus and Dreyfus Service Corporation have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the Investment Advisers), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

A purported class action has been filed against Dreyfus and the directors of Dreyfus Founders Funds, Inc., Dreyfus Premier Core Value Fund, and Dreyfus Premier NexTech Fund (the Funds), seeking to recover allegedly improper and excessive Rule 12b-1 fees charged to the Funds. The complaint alleges that the Funds were closed to new investors but that Dreyfus nonetheless improperly continued to charge, and the board members approved, Rule 12b-1 fees for marketing and distribution services in violation of the 1940 Act and in breach of their common law fiduciary duties. Plaintiff also seeks to recover a portion of the investment advisory fees charged to the Funds while Dreyfus was "in breach of its fiduciary duty" and to enjoin Dreyfus from collecting additional 12b-1 fees from those Funds. Finally Plaintiff alleges that the board members wasted corporate assets by causing the Funds to pay unnecessary 12b-1 fees, and also seeks an award of attorneys' fees and litigation expenses. Dreyfus and the Funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contract with the Dreyfus funds.



## FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial high-lights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| **Class A** | | **2002** | 2001 | 2000 | 1999 | 1998 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 28.62 | 30.93 | 30.83 | 29.26 | 30.11 |
| Investment operations: | Investment income – net | .10[1] | .17[1] | .24[1] | .13[1] | .19 |
| | Net realized and unrealized gain (loss) on investments | (7.06) | (1.46) | 3.04 | 4.78 | 1.95 |
| Total from investment operations | | (6.96) | (1.29) | 3.28 | 4.91 | 2.14 |
| Distributions: | Dividends from investment income – net | (.09) | (.16) | (.23) | (.13) | (.17) |
| | Dividends from net realized gain on investments | – | (.86) | (2.95) | (3.21) | (2.82) |
| Total distributions | | (.09) | (1.02) | (3.18) | (3.34) | (2.99) |
| Net asset value, end of period | | 21.57 | 28.62 | 30.93 | 30.83 | 29.26 |
| Total Return (%)[2] | | (24.36) | (4.04) | 11.21 | 17.29 | 7.06 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 1.15 | 1.15 | 1.15 | 1.15 | 1.15 |
| Ratio of net investment income to average net assets | | .41 | .58 | .79 | .41 | .61 |
| Portfolio turnover rate | | 67.21 | 68.77 | 88.70 | 91.22 | 84.32 |
| Net assets, end of period ($ x 1,000) | | 504,371 | 695,054 | 634,410 | 590,129 | 555,863 |

[1] Based on average shares outstanding at each month end.
[2] Exclusive of sales charge.

| | | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| **Class B** | | **2002** | 2001 | 2000 | 1999 | 1998[1] |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 28.33 | 30.68 | 30.64 | 29.19 | 29.04 |
| Investment operations: | Investment income (loss) – net | (.08)[2] | (.07)[2] | .01[2] | (.10)[2] | (.02) |
| | Net realized and unrealized gain (loss) on investments | (6.98) | (1.42) | 3.01 | 4.76 | 3.00 |
| Total from investment operations | | (7.06) | (1.49) | 3.02 | 4.66 | 2.98 |
| Distributions: | Dividends from investment income – net | – | (.00)[3] | (.03) | – | (.01) |
| | Dividends from net realized gain on investments | – | (.86) | (2.95) | (3.21) | (2.82) |
| Total distributions | | – | (.86) | (2.98) | (3.21) | (2.83) |
| Net asset value, end of period | | 21.27 | 28.33 | 30.68 | 30.64 | 29.19 |
| Total Return (%)[4] | | (24.92) | (4.79) | 10.39 | 16.37 | 10.24[5] |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 1.90 | 1.90 | 1.90 | 1.90 | 1.82[5] |
| Ratio of net investment income (loss) to average net assets | | (.33) | (.24) | .03 | (.33) | (.14)[5] |
| Portfolio turnover rate | | 67.21 | 68.77 | 88.70 | 91.22 | 84.32 |
| Net assets, end of period ($ x 1,000) | | 62,820 | 68,123 | 17,209 | 6,792 | 2,033 |

[1] From January 16, 1998 (commencement of initial offering) to December 31, 1998.
[2] Based on average shares outstanding at each month end.
[3] Amount represents less than $.01 per share.
[4] Exclusive of sales charge.
[5] Not annualized.

| Class C | | **2002** | 2001 | 2000 | 1999 | 1998[1] |
|---|---|---|---|---|---|---|
| | | | *Year Ended December 31,* | | | |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 28.34 | 30.68 | 30.64 | 29.19 | 29.04 |
| Investment operations: | Investment income (loss) − net | (.08)[2] | (.06)[2] | .00[2,3] | (.11)[2] | (.02) |
| | Net realized and unrealized gain (loss) on investments | (6.99) | (1.42) | 3.02 | 4.77 | 3.00 |
| Total from investment operations | | (7.07) | (1.48) | 3.02 | 4.66 | 2.98 |
| Distributions: | Dividends from investment income − net | − | (.00)[3] | (.03) | − | (.01) |
| | Dividends from net realized gain on investments | − | (.86) | (2.95) | (3.21) | (2.82) |
| Total distributions | | − | (.86) | (2.98) | (3.21) | (2.83) |
| Net asset value, end of period | | 21.27 | 28.34 | 30.68 | 30.64 | 29.19 |
| Total Return (%)[4] | | (24.95) | (4.75) | 10.35 | 16.41 | 10.24[5] |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 1.90 | 1.90 | 1.90 | 1.90 | 1.82[5] |
| Ratio of net investment income (loss) to average net assets | | (.32) | (.24) | .01 | (.35) | (.13)[5] |
| Portfolio turnover rate | | 67.21 | 68.77 | 88.70 | 91.22 | 84.32 |
| Net assets, end of period ($ x 1,000) | | 20,819 | 23,612 | 3,459 | 1,192 | 195 |

[1] *From January 16, 1998 (commencement of initial offering) to December 31, 1998.*
[2] *Based on average shares outstanding at each month end.*
[3] *Amount represents less than $.01 per share.*
[4] *Exclusive of sales charge.*
[5] *Not annualized.*

| Class R | | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|---|
| | | | *Year Ended December 31,* | | | |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 28.62 | 30.92 | 30.82 | 29.25 | 30.11 |
| Investment operations: | Investment income − net | .17[1] | .23[1] | .32[1] | .20[1] | .26 |
| | Net realized and unrealized gain (loss) on investments | (7.08) | (1.44) | 3.04 | 4.79 | 1.95 |
| Total from investment operations | | (6.91) | (1.21) | 3.36 | 4.99 | 2.21 |
| Distributions: | Dividends from investment income − net | (.15) | (.23) | (.31) | (.21) | (.25) |
| | Dividends from net realized gain on investments | − | (.86) | (2.95) | (3.21) | (2.82) |
| Total distributions | | (.15) | (1.09) | (3.26) | (3.42) | (3.07) |
| Net asset value, end of period | | 21.56 | 28.62 | 30.92 | 30.82 | 29.25 |
| Total Return (%) | | (24.18) | (3.80) | 11.49 | 17.59 | 7.01 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | .90 | .90 | .90 | .90 | .90 |
| Ratio of net investment income to average net assets | | .67 | .78 | 1.03 | .65 | .82 |
| Portfolio turnover rate | | 67.21 | 68.77 | 88.70 | 91.22 | 84.32 |
| Net assets, end of period ($ x 1,000) | | 40,320 | 46,555 | 1,138 | 885 | 842 |

[1] *Based on average shares outstanding at each month end.*

| Class T | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999[1] |
| **Per-Share Data ($):** | | | | |
| Net asset value, beginning of period | 28.63 | 30.93 | 30.84 | 32.45 |
| Investment operations: Investment income − net | .05[2] | .07[2] | .17[2] | .01[2] |
| Net realized and unrealized gain (loss) on investments | (7.07) | (1.42) | 3.03 | 1.23 |
| Total from investment operations | (7.02) | (1.35) | 3.20 | 1.24 |
| Distributions: Dividends from investment income − net | (.04) | (.09) | (.16) | (.02) |
| Dividends from net realized gain on investments | − | (.86) | (2.95) | (2.83) |
| Total distributions | (.04) | (.95) | (3.11) | (2.85) |
| Net asset value, end of period | 21.57 | 28.63 | 30.93 | 30.84 |
| Total Return (%)[3] | (24.53) | (4.28) | 10.89 | 4.10[4] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 1.40 | 1.40 | 1.40 | .53[4] |
| Ratio of net investment income to average net assets | .21 | .25 | .57 | .05[4] |
| Portfolio turnover rate | 67.21 | 68.77 | 88.70 | 91.22 |
| Net assets, end of period ($ x 1,000) | 1,567 | 1,132 | 154 | 18 |

[1] From August 16, 1999 (commencement of initial offering) to December 31, 1999.
[2] Based on average shares outstanding at each month end.
[3] Exclusive of sales charge.
[4] Not annualized.

| Institutional shares | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 |
| **Per-Share Data ($):** | | | | | |
| Net asset value, beginning of period | 28.60 | 30.90 | 30.81 | 29.24 | 30.10 |
| Investment operations: Investment income − net | .13[1] | .20[1] | .27[1] | .16[1] | .22 |
| Net realized and unrealized gain (loss) on investments | (7.07) | (1.45) | 3.04 | 4.78 | 1.95 |
| Total from investment operations | (6.94) | (1.25) | 3.31 | 4.94 | 2.17 |
| Distributions: Dividends from investment income − net | (.11) | (.19) | (.27) | (.16) | (.21) |
| Dividends from net realized gain on investments | − | (.86) | (2.95) | (3.21) | (2.82) |
| Total distributions | (.11) | (1.05) | (3.22) | (3.37) | (3.03) |
| Net asset value, end of period | 21.55 | 28.60 | 30.90 | 30.81 | 29.24 |
| Total Return (%) | (24.28) | (3.96) | 11.30 | 17.41 | 7.17 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | 1.05 | 1.05 | 1.05 | 1.05 | 1.05 |
| Ratio of net investment income to average net assets | .51 | .70 | .89 | .50 | .71 |
| Portfolio turnover rate | 67.21 | 68.77 | 88.70 | 91.22 | 84.32 |
| Net assets, end of period ($ x 1,000) | 37,174 | 58,557 | 63,473 | 65,111 | 74,058 |

[1] Based on average shares outstanding at each month end.

# Your Investment



## ACCOUNT POLICIES

**The Dreyfus Premier Funds** are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described herein. In addition, such third parties may receive payments from Dreyfus in connection with their offering of fund shares to their customers or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the fund instead of other mutual funds where such payments are not received. Consult a representative of your plan or financial institution for further information.

**You will need to choose a share class** before making your initial investment. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. In making your choice, you should consider how much you plan to invest and how long you plan to hold your investment, then weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some cases, it can be more economical to pay an initial sales charge than to choose a class with no initial sales charge but higher annual fees and a CDSC. Your financial representative can help you choose the share class that is appropriate for you.

- **Class A** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and/or have a longer-term investment horizon. If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares.
- **Class B** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a longer-term investment horizon.
- **Class C** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a shorter-term investment horizon.
- **Class R** shares are designed for eligible institutions and their clients (individuals may not purchase these shares directly).
- **Class T** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and have a shorter-term investment horizon. However, if you invest $1 million or more in the fund, you should buy Class A shares, regardless of your investment horizon, because Class A has lower expenses than Class T.
- **Institutional** shares are offered to those customers of certain financial planners and investment advisers who held shares of a predecessor class of the fund on April 4, 1994 (this share class is not available for new accounts).

## Share class charges

**Each share class** has its own fee structure. In some cases, you may not have to pay a sales charge or may qualify for a reduced sales charge to buy or sell shares. Consult your financial representative or refer to the SAI to see if this may apply to you. Shareholders holding Class A shares since January 15, 1998 are not subject to any front-end sales loads.

### Sales charges

**Class A and Class T – charged when you buy shares**

| Your investment | Sales charge deducted as a % of offering price | | Sales charge as a % of your net investment | |
|---|---|---|---|---|
| | Class A | Class T | Class A | Class T |
| Up to $49,999 | 5.75% | 4.50% | 6.10% | 4.70% |
| $50,000 – $99,999 | 4.50% | 4.00% | 4.70% | 4.20% |
| $100,000 – $249,999 | 3.50% | 3.00% | 3.60% | 3.10% |
| $250,000 – $499,999 | 2.50% | 2.00% | 2.60% | 2.00% |
| $500,000 – $999,999 | 2.00% | 1.50% | 2.00% | 1.50% |
| $1 million or more* | 0.00% | 0.00% | 0.00% | 0.00% |

\* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through dividend reinvestment).

Class A shares carry an annual Rule 12b-1 fee of 0.25%, and Class T shares carry an annual Rule 12b-1 fee of 0.50%, of the respective class's average daily net assets.

**Class B – charged when you sell shares**

| Years since purchase was made | CDSC as a % of your initial investment or your redemption (whichever is less) |
|---|---|
| Up to 2 years | 4.00% |
| 2 – 4 years | 3.00% |
| 4 – 5 years | 2.00% |
| 5 – 6 years | 1.00% |
| More than 6 years | Shares will automatically convert to Class A |

Class B shares also carry an annual Rule 12b-1 fee of 1.00% of the class's average daily net assets.

**Class C – charged when you sell shares**

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 1.00% of the class's average daily net assets.

**Class R – no sales load or Rule 12b-1 fees**

**Institutional shares – no sales load**

Institutional shares carry an annual Rule 12b-1 fee of 0.15% of the class's average daily net assets.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

## Reduced Class A and Class T sales charge

**Letter of intent:** lets you purchase Class A and Class T shares over a 13-month period at the same sales charge as if all shares had been purchased at once.

**Right of accumulation:** when calculating your sales charge on Class A or Class T shares, you may take into account the value of any shares you own in this fund or in certain other Dreyfus Premier Funds or Dreyfus Founders Funds. For any such right of accumulation to be made available, at the time of purchase you must provide sufficient information to permit the confirmation of qualification.

*Refer to the Statement of Additional Information (SAI) or consult your financial representative for more details.*

## Buying shares

**The net asset value (NAV)** of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to accurately reflect fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

**Orders to buy and sell shares** received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

### Minimum investments

| | Initial | Additional |
|---|---|---|
| **Regular accounts** | **$1,000** | **$100; $500** *for Dreyfus TeleTransfer investments* |
| **Traditional IRAs** | **$750** | **no minimum** |
| **Spousal IRAs** | **$750** | **no minimum** |
| **Roth IRAs** | **$750** | **no minimum** |
| **Education Savings Accounts** | **$500** | **no minimum** *after the first year* |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day. Institutional shares are not available for new accounts.

### Concepts to understand

**Net asset value (NAV):** the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C, R and Institutional shares are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

## Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**To keep your CDSC as low as possible,** each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for details.

**Before selling shares recently purchased** by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

○ if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

○ the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

### Limitations on selling shares by phone or online

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check**\* | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |

\* *Not available online on accounts whose address has been changed within the last 30 days.*

### Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

○ amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

○ requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

### General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Excessive trading, short-term market timing or other abusive trading practices may disrupt portfolio management strategies and harm fund performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading, short-term market timing or other abusive trading practices. In making this judgment, the fund may consider trading done in multiple accounts under common ownership or control. Transactions placed by suspected excessive traders may not be deemed accepted by the fund and may be cancelled or revoked by the fund on the next business day following receipt by the fund or its transfer agent. While the fund will take reasonable steps to prevent excessive short term trading deemed to be harmful to the fund, it may not be able to identify excessive trading conducted through certain financial intermediaries or omnibus accounts.

**The fund also reserves the right to:**

- Refuse any purchase or exchange request
- Change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- Change its minimum investment amounts
- Delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)
- "Redeem in kind," or make payment in securities rather than cash, if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets)

### Small account policies

To offset the relatively higher costs of servicing smaller accounts, the fund charges regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus mutual fund investments total at least $25,000; IRA accounts; Education Savings Accounts; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**Distributions paid by the fund** are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

**High portfolio turnover** and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund when the fund has realized** but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



## SERVICES FOR FUND INVESTORS

**The third party through whom you purchased** fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

### Automatic services

**Buying or selling shares automatically** is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

### For investing

| | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs). |

### For exchanging shares

| | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds. |

### For selling shares

| | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal. |

### Exchange privilege

**You can exchange shares worth $500 or more** (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

### Dreyfus TeleTransfer privilege

**To move money between your bank account** and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

### Reinvestment privilege

**Upon written request, you can reinvest** up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

### Account statements

**Every fund investor** automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 — In Writing —

**TO OPEN AN ACCOUNT**

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies − Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 — By Telephone —

**TO OPEN AN ACCOUNT**

**Wire**  Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210 (Class A, B, C, R & T)
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210 (Class A, B, C, R & T)
• DDA# 044121 (Institutional Class)
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

**Electronic check**  Same as wire, but before your 14-digit account number insert "401" for Class A, "472" for Class B, "473" for Class C, "444" for Class R, "562" for Class T, or "402" for Institutional Class.

**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

**TO SELL SHARES**

**Wire**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

**Dreyfus TeleTransfer**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

**Check**  Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 Online (www.dreyfus.com)

**Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction.

**Wire** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

**Dreyfus TeleTransfer** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

**Check** Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record.

 Automatically

**With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment.

**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.







## INSTRUCTIONS FOR **IRAS**

| | TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|---|
| **In Writing** | Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.<br>Mail your application and a check to:<br>The Dreyfus Trust Company, Custodian<br>P.O. Box 55552, Boston, MA 02205-8568<br>Attn: Institutional Processing | Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.<br>Mail the slip and the check to:<br>The Dreyfus Trust Company, Custodian<br>P.O. Box 55552, Boston, MA 02205-8568<br>Attn: Institutional Processing | Write a letter of instruction that includes:<br>• your name and signature<br>• your account number and fund name<br>• the share class<br>• the dollar amount you want to sell<br>• how and where to send the proceeds<br>• whether the distribution is qualified or premature<br>• whether the 10% TEFRA should be withheld<br>Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares").<br>Mail your request to:<br>The Dreyfus Trust Company<br>P.O. Box 55552, Boston, MA 02205-8568<br>Attn: Institutional Processing |
| **By Telephone** | | **Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:<br>• ABA# 011001234<br>• DDA# 044210 (Class A, B, C, R & T)<br>• DDA# 044121 (Institutional Class)<br>• the fund name<br>• the share class<br>• your account number<br>• name of investor<br>• the contribution year<br>• dealer number if applicable<br>**Electronic check** Same as wire, but before your 14-digit account number insert "401" for Class A, "472" for Class B, "473" for Class C, "444" for Class R, "562" for Class T, or "402" for Institutional Class. | |
| **Automatically** | | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year. | **Systematic Withdrawal Plan** Call us to request instructions to establish the plan. |

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

# For More Information

**Dreyfus Premier Core Value Fund**
A series of The Dreyfus/Laurel Funds Trust
SEC file number: 811-5240

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

### Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission and is incorporated by reference and legally considered a part of this prospectus.

## To obtain information:

**By telephone**
Call your financial representative or 1-800-554-4611

**By mail**  Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**On the Internet**  Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.